Exhibit 1

ANNEX 30-XXXII

(CVM Instruction No. 552/14)

Notice of capital increase deliberated by the board of directors

1.                  Inform the value of the capital increase and of the new share capital.

As approved by the Board of Directors of Oi SA – In Judicial Reorganization (the “Company”), at a meeting held on March 5, 2018, the Company's capital stock will be increased, within the limit of the authorized capital, for a total of a minimum of, seven billion, two hundred and seventy-nine million, seventy-nine thousand, three hundred and fifty-three reais (R$7,279,079,353.00), and a maximum of twelve billion, two hundred ninety-two million, three hundred and seventy-nine thousand, one hundred and forty-one reais) (R$12,292,379,141.00) (“Capitalization of Credits”).

The total number of common shares to be issued in the Capitalization of Credits will depend on the outcome of (i) the process of the payment option election by the Qualified Bondholders within the scope of the implementation of the measures provided for in the Judicial Reorganization Plan of the Company and its subsidiaries (“Judicial Reorganization Plan”), the deadline of which was extended to March 8, 2018 on account of a decision rendered by the 7th Corporate Court of Rio de Janeiro (“Judicial Reorganization Court”) on February 26, 2018, and (ii) the Offer of Exchange Offer to be made to the Qualified Bondholders who have exercised the choice of the respective payment option, pursuant to Judicial Reorganization Plan.

In the event that the subscription of shares corresponds to the minimum amount of the Capitalization of Credits, the Company's capital stock will be twenty-eight billion, seven hundred and seventeen million, four hundred and fifty-three thousand, five hundred and seven reais (R$28,717,453,507.00), divided into one billion, seven hundred and seven million, nine hundred and two thousand, one hundred and forty (1,707,902,140) common shares and one hundred and fifty-seven million, seven hundred and twenty-seven thousand, two hundred and forty-one (157,727,241) preferred shares, all registered and without par value. Considering the subscription of shares corresponding to the maximum amount of the Capitalization of Credits, the capital stock will be thirty-three billion, seven hundred and thirty million, seven hundred and fifty-three thousand, two hundred and ninety-five reais (R$ 33,730,753,295.00), divided into two billion, four hundred and twenty-four million, eighty-seven thousand, eight hundred and twenty-four (2,424,087,824) common shares and one hundred and fifty-seven million, seven hundred and twenty-seven thousand, two hundred and forty-one (157,727,241) preferred shares, all registered and without par value.

The amendment to the caput of Article 5 of the Company's Bylaws in order to adjust it to the final value of the new share capital after the Capitalization of Credits will be deliberated in a timely manner, after the completion of all procedures related to the Capitalization of Credits, preemptive rights and subscription of leftover shares, as well as the confirmation by the Board of Directors of the capital increase resulting from the Capitalization of Credits.

Also, as approved by the Company's Board of Directors, each one (1) new subscribed common share will be entitled to 0.076923076660 Subscription Warrant, each one (1) Subscription Warrant granting the right to subscribe one (1) new common share, as described in item 5 (c) below.

2.      Inform if the increase will be made through: (a) conversion of debentures or other debt securities into shares; (b) exercise of the right of subscription or subscription warrants; (c) capitalization of profits or reserves; or (d) subscription of new shares.

The Capitalization of Credits will be made through the capitalization of part of the Unsecured Credits of the Qualified Bondholders, with the issuance of new common shares and subscription warrants that will be assigned to the subscribers of the shares subject to the increase, as provided in Clauses 4.3.3.2 and 4.3.3.5 of the Judicial Reorganization Plan.

3.      Explain, in detail, the reasons for the increase and its legal and economic consequences.

The Capitalization of Credits is a measure provided for in Clauses 4.3.3.2 and 4.3.3.5 of the Judicial Reorganization Plan approved by the General Meeting of Creditors and ratified by the Judicial Reorganization Court.

4.                  Provide a copy of the fiscal council’s opinion, if possible.

At a meeting held on March 5, 2018, the Fiscal Council declared that it does not have any reservations about the criterion established in the Capitalization of Credits, within the authorized capital limitation set forth in the Company’s bylaws, through the capitalization of part of the Unsecured Credits of the Qualified Bondholders in accordance with the provisions set forth in the Plan, and with article 171, paragraph 2, of Law No. 6,404/76, considering that the Capitalization of Credits is set forth in the Judicial Reorganization Plan which was approved by the creditors at the Creditors’ General Meeting and ratified by the Judicial Reorganization Court.

The minutes of the Fiscal Council meeting are available at the IPE System of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br).

5.      In case of capital increase upon subscription of shares.

a)         Describe the use of proceeds;

The subscription and payment of shares issued in the Capitalization of Credits will be made through the capitalization of part of the Unsecured Credits of the Qualified Bondholders, in exchange for the shares and subscription warrants that will be issued.

b)        Inform of the number of issued shares of each type and class;

In the event of subscription of shares corresponding to the minimum amount of the Capitalization of Credits, one billion, thirty-nine million, eight hundred and sixty-eight thousand, four hundred and seventy-nine (1,039,868,479) registered common shares with no par value will be issued. Considering the subscription of shares corresponding to the maximum amount of the Capitalization of Credits, one billion, seven hundred and fifty-six million, fifty-four thousand, one hundred and sixty-three (1,756,054,163) registered common shares without par value will be issued.

The total number of common shares to be issued in the Capitalization of Credits will depend on the outcome of (i) the process of the payment option election by the Qualified Bondholders in the scope of the implementation of the measures provided for in the Judicial Reorganization Plan, the deadline of which was extended to March 8, 2018 on account of a decision rendered by the Judicial Reorganization Court on February 26, 2018, and (ii) the Exchange Offer to be made to the Qualified Bondholders who have exercised the choice of the respective payment option.

c)         Describe the rights, advantages and restrictions attributed to the shares to be issued;

The Company's common shares issued as a result of the Capitalization of Credits will confer on its holders the same rights, advantages and restrictions conferred by the other common shares issued by the Company, including full receipt of dividends and / or interest on own capital declared by the Company from of the date the capital increase resulting from the Capitalization of Credits is ratified by the Board of Directors.

As mentioned in item 1 above, the subscribers of the shares resulting from the Capitalization of Credits will receive 0.076923076660 Subscription Warrant issued by the Company for each  one (1) new common share, the delivery of fractions of Subscription Warrants not being allowed, which will always be disregarded (“Subscription Warrants”).

The Subscription Warrants will be issued in a single series, totaling the issue of up to one hundred and thirty-five million, eighty-one thousand, eighty-nine (135,081,089) Subscription Warrants.

The Subscription Warrants will be granted as an additional benefit to the subscribers of the shares in the context of the capital increase, with no issue value and no disbursement by the subscribers, pursuant to article 77 of Law No. 6,404/76, as set forth in Clause 4.3.3.6 of the Judicial Reorganization Plan.

d)        Inform if related parties, as defined by the accounting rules that deal with this subject, will subscribe shares in the capital increase, specifying the respective amounts, when those amounts are already known;

The common shares issued in the capital increase resulting from the Capitalization of Credits will be subscribed by the Qualified Bondholders who have exercised the choice of the respective payment option and participated in the Exchange Offer and by the Company's shareholders who so opt through the exercise of the preemptive rights for subscription.

e)         Inform the issue price of the new shares;

The issue price will be seven reais (R$ 7.00) per share.

f)         Inform the nominal value of the issued shares or, in the case of shares without par value, the portion of the issue price that will be allocated to the capital reserve;

The common shares issued by the Company have no nominal value and the entire issue price of the new shares will be allocated to the account of the Company's capital stock.

g)         Provide management's opinion on the effects of the capital increase, especially with respect to the dilution caused by the increase;

The capital increase through the issuance of new shares is one of the means of judicial reorganization, expressly provided for by law (Article 50, VI, of Law No. 11,101/05) and the Capitalization of Credits is provided for in the Judicial Reorganization Plan approved by General Creditors Meeting and ratified by the Judicial Reorganization Court. The issue of the minimum and maximum numbers of new shares and Subscription Warrants resulting from the Capitalization of Credits may result in a dilution of respectively fifty-nine point seventy percent (59.70%) and seventy percent (70.00%), in fully diluted bases (ex-treasury), to the current shareholders of the Company.

h)        Inform the criterion of calculation of the issue price and justify, in detail, the economic aspects that determined its choice;

The issue price of seven reais (R$ 7.00) per share was set, without unjustified dilution for the current shareholders of the Company, pursuant to Article 170, paragraph 1, of Law No. 6,404/76, based on independent negotiations between the Company and its creditors in the context of the judicial reorganization and based on, among others, the Company's future prospects of profitability.

i)          If the issue price was fixed with goodwill or negative goodwill in relation to the market value, identify the reason for the goodwill or negative goodwill and explain how it was determined;

Refer to item (h) above.

j)         Provide a copy of all reports and studies that support the determination of the issue price;

The issue price was determined based on independent negotiations between the Company and its creditors in the context of the judicial reorganization, so that there are no reports or studies that subsidize the issue price determination.

k)        Inform the quotation of each of the species and classes of shares of the company in the markets in which they are traded, identifying:

(i)                 Minimum, average and maximum quotation of each year, in the last 3 (three) years

	3.5.2015 - 3.4.2016			3.5.2016 - 3.3.2017			3.6.2017 - 3.5.2018
	Minimum	Average	Maximum	Minimum	Average	Maximum	Minimum	Average	Maximum
OIBR (US$)	0.26	1.13	2.24	0.17	0.62	1.14	0.88	1.09	1.55
OIBR C (US$)	0.50	1.42	3.30	1.06	3.85	7.44	4.85	6.58	9.49
OIBR3	1.26	4.16	7.10	0.80	2.54	4.72	3.19	4.24	6.06
OIBR4	1.21	3.79	7.07	0.80	2.09	3.71	2.98	3.63	5.10

(ii)               Minimum, average and maximum quotation of each quarter, in the last 2 (two) years

	3.6.2016 - 6.5.2016			6.6.2016 - 9.5.2016
	Minimum	Average	Maximum	Minimum	Average	Maximum
OIBR (US$)	0.25	0.29	0.35	0.17	0.57	0.82
OIBR C (US$)	1.06	1.32	1.85	1.75	4.04	6.09
OIBR3	0.80	0.97	1.32	1.15	2.65	4.20
OIBR4	0.91	1.08	1.45	0.80	1.97	3.47

	9.6.2016 - 12.5.2016			12.6.2016 - 3.5.2017
	Minimum	Average	Maximum	Minimum	Average	Maximum
OIBR (US$)	0.59	0.80	0.92	0.62	0.84	1.14
OIBR C (US$)	3.25	5.00	6.10	3.89	5.09	7.44
OIBR3	2.23	3.29	4.00	2.57	3.26	4.72
OIBR4	2.09	2.62	2.98	2.23	2.75	3.71

	3.6.2017 - 6.5.2017			6.6.2017 - 9.5.2017
	Minimum	Average	Maximum	Minimum	Average	Maximum
OIBR (US$)	0.88	1.14	1.48	0.95	1.04	1.14
OIBR C (US$)	5.27	6.68	8.48	5.63	6.64	8.09
OIBR3	3.59	4.26	5.42	3.80	4.13	4.66
OIBR4	2.98	3.69	4.80	3.16	3.38	3.72

	9.6.2017 - 12.5.2017			12.6.2017 - 3.5.2018
	Minimum	Average	Maximum	Minimum	Average	Maximum
OIBR (US$)	1.06	1.18	1.55	0.92	1.03	1.21
OIBR C (US$)	6.50	7.55	9.49	4.85	5.63	7.29
OIBR3	4.35	4.85	6.06	3.19	3.69	4.89
OIBR4	3.48	3.90	5.10	3.05	3.55	4.17

(iii)             Minimum, average and maximum quotation of each month, in the last 6 (six) months

	9.6.2017 - 10.5.2017			10.6.2017 - 11.5.2017			11.6.2017 - 12.5.2017
	Minimum	Average	Maximum	Minimum	Average	Maximum	Minimum	Average	Maximum
OIBR (US$)	1.06	1.10	1.14	1.07	1.25	1.55	1.08	1.19	1.26
OIBR C (US$)	6.94	7.55	8.09	7.06	8.13	9.49	6.50	6.97	7.79
OIBR3	4.37	4.78	5.10	4.67	5.21	6.06	4.35	4.59	5.02
OIBR4	3.48	3.55	3.61	3.59	4.19	5.10	3.86	3.99	4.32

	12.6.2017 - 1.5.2018			1.6.2018 - 2.5.2018			2.6.2018 - 3.5.2018
	Minimum	Average	Maximum	Minimum	Average	Maximum	Minimum	Average	Maximum
OIBR (US$)	0.92	1.03	1.21	0.96	1.03	1.11	0.96	1.03	1.13
OIBR C (US$)	5.00	5.78	7.29	5.09	5.53	6.40	4.85	5.55	6.22
OIBR3	3.38	3.82	4.89	3.29	3.54	3.80	3.19	3.70	4.04
OIBR4	3.05	3.57	4.17	3.29	3.51	3.70	3.32	3.56	3.80

(iv)             Minimum average of the last 90 days:

12.6.2017 - 3.5.2018
Average
OIBR (US$)	1.03
OIBR C (US$)	5.63
OIBR3	3.69
OIBR4	3.55

l)          Inform of the issue prices of shares in capital increases made in the last 3 (three) years;

There were no capital increases in the last 3 years.

m)       Present percentage of potential dilution resulting from the issuance;

Considering that the Company's shareholders will be assured the preemptive right in the subscription of new registered common shares with no par value, if the shareholders exercise all their preemptive rights, the Capitalization of Credits will not entail any dilution of the current shareholders.

In the case of shareholders who elect not to exercise the preemptive right, the potential dilution resulting from the issue of the minimum and maximum numbers of new shares in the Capitalization of Credits may be respectively up to fifty-five point forty-four percent (55.44%) and sixty-five percent (65.00%), fully diluted (ex-treasury). In case all of the Subscription Warrants are issued and exercised, the additional potential dilution may be up to four point twenty-six percent and five percent (5.00%), fully diluted (ex-treasury), in case of subscription of the minimum and maximum amounts of the Capitalization of Credits, respectively.

n)        Inform the terms, conditions and form of subscription and payment of issued shares;

The shares issued as a result of the Capitalization of Credits will be subscribed by the Qualified Bondholders who have exercised the choice of the respective payment option and participated in the Exchange Offer, through the capitalization of part of the Qualified Bondholders’ Unsecured Credits, under the terms established in the Judicial Recovery Plan.

The shares issued as a result of the Capitalization of Credits may be subscribed by the Company's shareholders, through the exercise of the preemptive right, as established in item 5(o) below.

o)         Inform if the shareholders will have preemptive rights to subscribe for the new issued shares and detail the terms and conditions to which this right is subject;

The Company's shareholders will be assured the preemptive right to subscribe in cash for the new issued shares as a result of the Capitalization of Credits, which can be exercised within a period of a minimum of 30 calendar days, pursuant to a notice to shareholders that will inform the date when the shares will start being traded ex-subscription rights, the date of the commencement of the exercise period and other conditions for the exercise of the preemptive right (“Notice to Shareholders”).

In the event of the exercise of the preemptive right by the Company's shareholders in cash, the number of shares to be subscribed by the Qualified Bondholders will be reduced by the corresponding amount and the amounts paid in the exercise of such right will be delivered to the holders of the capitalized credits pro rata to the claims they hold.

Based on the maximum amount of the capital increase resulting from the Capitalization of Credits and the Company's current shareholding composition, each one (1) common share and each one (1) preferred share will entitle its holder to subscribe for 2.5989929669 common shares issued in the Capitalization of Credits.

The payment of shares held in custody in the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão, or “B3”) will be carried out in accordance with the rules and procedures of the Central Depository of B3, while the payment of shares held in custody by Banco do Brasil will follow the procedures and rules established by it. Shareholders must observe the terms set forth in the Notice to Shareholders for both the exercise of the preemptive right and the payment of the shares subject to such right, observing the terms established by B3 and Banco do Brasil.

p)        Inform of the management’s proposal for the treatment of any leftovers;

The Company's shareholders or preemptive right assignees will be assured the right to compete in the apportionment of any unsubscribed shares remaining during the term to exercise the preemptive right.

The percentage for the exercise of the right to subscribe for leftovers must be obtained by dividing the number of unsubscribed shares by the total number of shares subscribed by the subscribers who have expressed interest in the leftovers during the period of preference, multiplying the quotient obtained by 100.

There may be, at the discretion of the management, one or more rounds of unsubscribed shares. The fractions of shares arising from the exercise of the preemptive right, exercise of the right to subscribe to the leftovers or the apportionment of the shares will be disregarded.

When exercising preemptive rights, subscribers who wish to subscribe for unsubscribed shares in the period of exercise of the preemptive right should express in their subscription form their intention to subscribe for leftovers, if they exist. Once the period for exercising the preemptive right and the disclosure of the apportionment of leftovers have been concluded, shareholders must indicate the number of shares they wish to subscribe for, which may be higher than the minimum amount of leftovers to which each shareholder will be entitled, depending on expressions of interest in subscribing for the leftovers.

q)        Describe in detail the procedures that will be adopted if there is provision for partial ratification of the capital increase;

After the actual subscription and payment of the new shares, the Capitalization of Credits will be fully or partially ratified, depending on the outcome of (i) the process of choosing the payment option by the Qualified Bondholders within the scope of the implementation of the measures provided for in the Judicial Reorganization Plan, the term for which was extended to March 8, 2018 on account of a decision rendered by the Judicial Reorganization Court on February 26, 2018, and (ii) the Exchange Offer that the Company will make to the Qualified Bondholders who have exercised their choice of payment option under the terms of the Judicial Reorganization Plan.

Due to the possibility of partial ratification of the capital increase resulting from the Capitalization of Credits, the subscribers may condition the subscription of the shares (i) to the subscription of all the shares of the Capitalization of Credits (maximum amount of twelve billion, two hundred and ninety-two million, three hundred and seventy-nine thousand, one hundred and forty-one reais (R$12,292,379,141.00)), or (ii) to the subscription of the minimum amount of seven billion, two hundred and seventy-nine million, seventy-nine thousand, three hundred and fifty-three reais (R$ 7,279,079,353.00). In the latter case the subscriber must indicate if they will receive: (a) the totality of the shares subscribed by him or (b) the quantity equivalent to the proportion of the number of shares actually subscribed for and the maximum number of shares subject to the Capitalization of Credits. In the absence of the subscriber's statement, the subscriber's interest in receiving all the shares subscribed by him shall be presumed. The Company shall not grant additional term for the investment to be reviewed in case of partial placement of the shares subject to the capital increase related to the Capitalization of Credits.

For this reason, the amendment of the caput of article 5 of the Company's Bylaws to adjust for the final value of the new capital stock will be deliberated in a timely manner, after the completion of all procedures related to Capitalization of Credits, preemptive right and subscription of leftovers, and the ratification by the Board of Directors of the capital increase resulting from the Capitalization of Credits.

r)         If the issue price of the shares is wholly or partially paid-in with assets:

(i)                 Present a full description of those assets

The capital increase will be paid through the capitalization of part of the Unsecured Credits held by Qualified Bondholders who have exercised the choice of the respective payment option and participated in the Exchange Offer, already duly reflected in the Company's financial statements, in the terms set forth in the Judicial Reorganization Plan.

(ii)               Clarify the relationship between the assets incorporated in the company's equity and its corporate purpose

Not applicable.

(iii)             Provide a copy of the valuation report of the assets, if available

Not applicable.